Exhibit (a) (24)






                                            CONTACT:    Michelle Hards
                                                       (419) 535-4636
                                                        michelle.hards@dana.com


         DANA CORPORATION COMMENTS ON FEDERAL TRADE COMMISSION DECISION TO EXTEND PROBE INTO ANTITRUST CONCERNS OVER ARVINMERITOR OFFER

TOLEDO, Ohio, September 8, 2003 - Dana Corporation (NYSE: DCN) issued the following statement today in connection with a Federal Trade Commission (FTC) request for additional information from ArvinMeritor, Inc. (NYSE: ARM) and Dana relating to ArvinMeritor's unsolicited tender offer for all outstanding Dana shares.

The "second request" seeks information regarding a dozen product areas where there is material competitive overlap between ArvinMeritor and Dana, including medium- and heavy-duty axles; axle components and systems; foundation, S-cam, and disc brakes; driveshafts; and air and oil filters.

"From the outset, we said that ArvinMeritor's tender offer raises serious antitrust issues and was likely to attract intensive scrutiny from government regulatory authorities," said Dana Chairman and CEO Joe Magliochetti. "Dana and ArvinMeritor are currently the only substantial North American producers of axles, driveshafts, and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent.

"Despite ArvinMeritor's attempt to downplay the antitrust concerns, the serious nature of the antitrust obstacles is underscored by the FTC's action today, which implicates fundamental elements of the tender offer," he added.

"ArvinMeritor has recently spoken of the potential for significant divestitures of the combined company's commercial vehicle axle assets and other businesses in response to regulatory concerns. Even if deemed acceptable by the FTC, these actions would appear to limit opportunities for synergies and would result in a very different company from the one proposed in ArvinMeritor's offer," Mr. Magliochetti said. "Based on this and many other factors, our shareholders are understandably questioning the strategic logic, as well as the financial logic, of the offer. We expect that ArvinMeritor's shareholders would share those concerns."

Dana's shareholders, and its customers, suppliers, and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's tender offer, because it contains important information. Copies of the solicitation/recommendation statement and the related amendments, which have been filed by Dana with the Securities and Exchange Commission, are available at no charge at the SEC's web site at www.sec.gov, or at the Dana web
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site at www.dana.com, and also by directing requests to Dana's Investor
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Relations Department.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

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